INVESTMENT MANAGEMENT

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VOYA®

Exhibit (d)(1)(iii)

May 1, 2023

Voya Government Money Market Portfolio

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated May 1, 2023, we have agreed to waive a portion of the management fee payable to us under the Amended and Restated Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC ("VIL") and Voya Government Money Market Portfolio ("VGMMP") (the "Agreement"), with respect to Voya Government Money Market Portfolio (the "Portfolio"), a series of VGMMP. By this letter, we agree to waive that fee for the period from May 1, 2023 through May 1, 2024.

We will waive 0.045% on the first $5 billion of assets and 0.070% on assets in excess of $5 billion of the management fee payable to us for the Portfolio, as reflected in the schedule set forth below.

Series	Management Fee Waiver
(as a percentage of average daily net assets)
Voya Government Money	0.045% on first $5 billion;
Market Portfolio	0.070% on assets in excess of $5 billion

VIL acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VGMMP.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2023

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Government Money Market Portfolio

By:      /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized